Exhibit 8.1

SUBSIDIARIES OF TNL MEDIAGENE

Name of Subsidiary	Jurisdiction of Incorporation
AD2iction Co., Ltd.	Taiwan
DaEX Intelligent Co., Ltd.	Taiwan
EASY KEY 2 ASIA Limited	Taiwan
Green Quest Holding Inc.	Cayman Islands
DRAGON MARKETING INC.	Taiwan
INFOBAHN Inc. (株式会社インフォバーン)	Japan
Inside Corp.	Taiwan
Mediagene Inc. (株式会社メディアジーン)	Japan
Neptune Internet Media Technology Co., Ltd.	Taiwan
Polydice, Inc.	Taiwan
S.C. Integrated Marketing Communication Co., Ltd.	Taiwan
STAR Communication Consultant Co., Ltd.	Taiwan
The News Lens Co., Ltd.	Taiwan
The News Lens Hong Kong Limited	Hong Kong
TNL Mediagene Japan Inc. (株式会社TNL Mediagene Japan)	Japan
Blue Ocean Acquisition Corp.	Cayman Islands